The Gymboree Corporation

500 Howard Street

San Francisco, CA 94105

(415) 278-7000

February 10, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn: Hillary Daniels

Re:	The Gymboree Corporation
Form 10-K for Fiscal Year Ended January 31, 2015
Filed May 1, 2015
File No. 000-21250

Dear Ms. Daniels:

This letter is submitted on behalf of The Gymboree Corporation, a Delaware corporation (the “Company”), in response to the comment letter, dated January 29, 2016 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s above-referenced Annual Report on Form 10-K, filed May 1, 2015 (the “Annual Report”).

For the convenience of the Staff’s review, the comment contained in the Comment Letter has been set forth below in italics, followed by the response of the Company.

Item 15. Exhibits, Financial Statement Schedules

Signatures, page 102

1.	Please confirm that in future filings, in addition to being signed by the company’s principal executive officer and principal financial officer, the report will be signed by the company’s principal accounting officer or controller. See Form 10-K, General Instruction D(2)(a).

Company Response:

At the time of the filing of the Annual Report, Andrew North served as both principal financial officer and principal accounting officer of the Company. In future filings, we will note that Mr. North serves as both principal financial officer and principal accounting officer, or will otherwise identify the principal financial officer and principal accounting officer then serving.

Ms. Hillary Daniels Securities and Exchange Commission Division of Corporation Finance Page 2	February 10, 2016

*    *    *

In connection with the Comment Letter and the Company’s response thereto, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission under the Securities Exchange Act of 1934, as amended (“Exchange Act Filings);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Exchange Act Filings; and

•	it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please contact the undersigned at (415) 278-7000 or Kimberly Holtz MacMillan, Esq., Vice President, General Counsel of the Company at (415) 278-7228.

Very truly yours, The Gymboree Corporation

By:	/s/ Andrew North
Name:	Andrew North
Title:	Chief Financial Officer

Copy to:

Mark Breitbard, Chief Executive Officer, The Gymboree Corporation

Kimberly Holtz MacMillan, Esq., Vice President, General Counsel, The Gymboree Corporation

Lynda Gustafson, Senior Advisor, The Gymboree Corporation

Thomas Holden, Ropes & Gray LLP